Shift Caffeine LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
US Bank (4538)	0.32
Total Bank Accounts	**$ 0.32**
Total Current Assets	**$ 0.32**
TOTAL ASSETS	**$ 0.32**
LIABILITIES AND EQUITY	
Liabilities	0.00
Total Liabilities	0.00
Equity	
Owner's Capital	9,982.78
Retained Earnings	
Net Income	-9,982.46
Total Equity	**$ 0.32**
TOTAL LIABILITIES AND EQUITY	**$ 0.32**